

July 1, 2011

Via E-mail
Paul Maritz
Chief Executive Officer
VMware, Inc.
3401 Hillview Avenue
Palo Alto, CA 94304

> **Re:     VMware, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Form 10-Q for the Quarter Ended March 31, 2011**
> **Filed May 4, 2011**
> **File No. 001-33622**

Dear Mr. Maritz:

We have reviewed your letter dated June 14, 2011 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 2, 2011.

Form 10-Q for the Quarter Ended March 31, 2011

Note K.  Commitments and Contingencies

Litigation, page 12

1.      We note your response to prior comment 2 where you state "ASC 450 does not require disclosure in cases where such assessments do not indicate that it is reasonably possible that losses exceeding the amounts already recognized may have been incurred that would be material." However, ASC 450-20-50 requires disclosures of an estimate of a reasonably possible loss or range of loss in excess of amounts already recognized or a statement that such an estimate cannot be made. From your previous response, it appears that you are able to estimate the loss. Accordingly, please disclose your quantified amounts. If the quantified amounts are not material, you may comply with this requirement by stating that

the estimate is immaterial instead of quantifying the additional loss or range of loss.  Please revise your disclosures accordingly to provide such clarity and submit, to us, a copy of the proposed disclosures that you will include in your next Form 10-Q.

You may contact me at (202) 551-3499 if you have questions regarding this comment.

Sincerely,

/s/  Kathleen Collins

Kathleen Collins
Accounting Branch Chief